cryptologic.
extraordinary
e-gaming
innovation

12 February 2011

Mr. David Gavagan
Rathslevin 121
The Rise, Mt. Merrion
Dublin

Dear David,

**RE: Interim Chief Executive Officer Arrangements**

I refer to my letter to you dated 12 August 2010 as extended on 8 November 2010 (the "Letter") regarding the arrangements for you to assume the position of Interim Chief Executive Officer of CryptoLogic Limited. Under the terms of the Letter, as extended, these arrangements were set to expire on 12 February 2010.

The Board, in the exercise of its sole discretion, has decided to extend these arrangements and the terms of the Letter until 25 May 2011 or the date of the next Annual General Meeting, whichever is later. All other terms of the Letter remain the same.

If this extension is acceptable to you, please sign the attached copy of this letter and return it to John Loughrey.

Yours sincerely,

James Wallace
Chairman, Remuneration Committee

I agree to the above and accept the extension of the Letter to 25 May 2011.

Signed ____________________
David Gavagan

Date: 26-12-2011

CRYPTOLOGIC LIMITED
A Guernsey Company Registered in the Republic of Ireland with Company No. 905718
Registered Office The Sweepstakes, Ballsbridge, Dublin 4, Ireland
Business Address Marine House, 3rd floor, Clanwilliam Place, Dublin 2, Ireland
TEL. +353 1234 0400 FAX +353 1661 9637 www.cryptologic.com
Directors: David Gavagan (Interim CEO), Thomas Byrne, James Wallace